UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2026
Commission File Number: 001-40692

Riskified Ltd.

(Translation of the registrant's name into English)
Riskified Ltd.
220 5th Avenue, 2nd Floor
New York, New York 10001
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

Changes to the Company’s Board of Directors

On March 17, 2026, Aaron Mankovski tendered his resignation as a director of Riskified Ltd. (the “Company”), effective on March 17, 2026. Mr. Mankovski had served as a Class I director and Chair of the Nominating and Corporate Governance Committee. Mr. Mankovski’s resignation was not the result of any disagreement with the Company on any matter related to the Company’s operations, policies or practices.

On March 19, 2026, upon the recommendation of the Nominating and Governance Committee of the Board of Directors (the “Board”) of the Company, the Board appointed Dr. Samer Haj-Yehia as an independent director of the Company to fill Mr. Mankovski’s newly vacant seat, effective on March 19, 2026. A copy of the press release issued in connection with the announcement is furnished as Exhibit 99.1 herewith.

Dr. Haj-Yehia was appointed as a Class I director of the Company for an initial term expiring at the Company’s annual shareholders' meeting to be held in 2028, and until his respective successor is duly elected and qualified, or until such earlier time as his office is vacated in accordance with the Company's Amended and Restated Articles of Association or the Israeli Companies Law, 5759-1999. In connection with his appointment to the Board, Dr. Haj-Yehia was appointed to serve on the Audit Committee of the Board. The Board has determined that Dr. Haj-Yehia qualifies as "independent" under the listing rules of the New York Stock Exchange. The Board has also determined that Dr. Haj-Yehia qualifies as “independent” for audit committee purposes under the applicable U.S. Securities and Exchange Commission and New York Stock Exchange rules and satisfies all the requirements thereunder related to service and qualification as a member of the Audit Committee.

Dr. Haj-Yehia, 56, brings extensive executive and board experience at various conglomerates across multiple industries in Israel and the United States. From July 2019 until October 2023, he was the Group Executive Chairman of Bank Leumi, Israel’s largest bank, where he led a period of significant technological transformation and record profitability. Dr. Haj-Yehia currently serves on the Boards of Directors of Lemonade, Inc. (NYSE: LMND), AMPA Ltd (TASE: AMPA) and Alony Hetz Properties and Investments Ltd (TASE: ALHE). While in the United States, Dr. Haj-Yehia practiced investment management, trading, and fintech innovation at leading financial institutions, including at Fidelity. He also served as a member of public and government committees, teaches finance and fintech at Reichman University, and is a guest speaker at international conferences. Dr. Haj-Yehia holds a Ph.D. in Economics from MIT, and an MBA in Banking and Finance (summa cum laude), LLB, MA (magna cum laude) in Economics, and BA (magna cum laude) in Accounting, all from Hebrew University. He is a CFA charterholder.

As a non-employee director, Dr. Haj-Yehia is entitled to receive compensation in accordance with the Company's non-employee director compensation policy, as described under “Director Compensation” in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, as filed with the Securities and Exchange Commission (the "SEC") on March 6, 2026. In addition, the Company plans to enter into an indemnification agreement with Dr. Haj-Yehia, a form of which has been filed as Exhibit 4.1 to the Company's Registration Statement on Form F-1 as filed with the SEC on July 19, 2021.

There are no family relationships, arrangements, or understandings between Dr. Haj-Yehia and any other persons pursuant to which he was appointed as a director. Furthermore, there are no transactions between Dr. Haj-Yehia and the Company that would necessitate disclosure pursuant to Item 7.B. of Form 20-F.
The information in this Report of Foreign Private Issuer on Form 6-K, other than Exhibit 99.1, is hereby incorporated by reference into the Company's Registration Statements on Form S-8 (File Nos. 333-258461, 333-265150, 333-270006, 333-277711, 333-285599 and 333-294095).
EXHIBIT INDEX

The following exhibit is furnished as part of this Report on Form 6-K:

Exhibit No.	Description

99.1	Press Release of Riskified Ltd., dated March 23, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Riskified Ltd.
(Registrant)

	By:	/s/ Eido Gal
Date: March 23, 2026	Name:	Eido Gal
	Title:	Chief Executive Officer